

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2010

James A. Rasulo
Senior Executive VP and Chief Financial Officer
The Walt Disney Company
500 South Buena Vista Street
Burbank, California 91521

    Re: **The Walt Disney Company**
                Form 10-K for Fiscal Year Ended October 3, 2009
                Filed on December 2, 2009
                File No. 001-11605

Dear Mr. Rasulo:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        Lyn Shenk
                                        Branch Chief